GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0047/05/LTR


05005179

10 January 2005

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 5 January 2005 (*Appointment of Chief Financial Officer (Group Finance, Accounts, Treasury and Tax)*).

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	05-Jan-2005 12:41:09
Announcement No.	00013

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - Appointment of Chief Financial Officer (Group Finance, Accounts, Treasury and Tax)
Description	Please refer to the attached news release issued by City Developments Limited on 5 January 2005 in respect of the above.
Attachments:	Appointment_CDL_CFO.pdf Total size = **26K** (2048K size limit recommended)

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CITY
DEVELOPMENTS
LIMITED

NEWS RELEASE

5 January 2005

APPOINTMENT OF CHIEF FINANCIAL OFFICER (GROUP FINANCE, ACCOUNTS, TREASURY AND TAX)

City Developments Limited (CDL) is pleased to announce that Ms Goh Ann Nee has been appointed as CDL's Chief Financial Officer on 1 January 2005.

Prior to joining CDL, Ms Goh was the Vice-President (Finance) at Millennium & Copthorne International Ltd. She is a chartered accountant by profession, from the Institute of Chartered Accountants England & Wales and graduated from University of Glasgow. Ms Goh has many years of financial management experience in Asia Pacific, Latin America, Middle East, USA, UK and Europe having worked for multi-national corporations such as ICI plc, Exel plc and Invensys plc as their Regional Finance Director.

For these companies, she was involved in helping them establish their operations and start-ups in India, China and Brazil. Mainly based overseas, especially in London, Ms Goh moved up the corporate ladder to become the CFO for APV System, a division of Invensys plc, which is involved in the supply of process automation controls systems and software for the food, beverage, paper, pharmaceutical and dairy industry.

Ms Goh started her career with Coopers & Lybrand (now known as Pricewaterhouse Coopers) based in London.

Mr Kwek Leng Joo, CDL's Managing Director said "I am confident that Ms Goh Ann Nee will play a key role in developing and strengthening CDL with her wealth of experience." He added, "We would like to thank her predecessor Ms Lucy Lim who is retiring for her dedication and loyalty to CDL for the last 25 years. She has made an insurmountable contribution to the company,"

For more information, please contact:

Belinda Lee
Senior Manager, Head (Corporate Comms)
City Developments Limited
(Regn No: 196300316Z)

Tel: 6428 9315 / 97511004